Exhibit 99.3

MAMMA.COM INC.

388 St. Jacques Street West, 9th Floor

Montreal, Quebec H2Y 1S1

April 30, 2007

Dear Shareholder:

On behalf of the Board of Directors and the Management of Mamma.com. Inc., it is my pleasure to invite you to attend our 2007 Annual and Special Meeting of Shareholders, scheduled to be held on June 8, 2007, 11:00 am (EDT) at the Inter-Continental Hotel, Banquet Hall Saint-Jacques, 360 St. Antoine Street West, 3rd Floor, Montreal, Quebec, Canada H2Y 3X4. Enclosed you will find the notice of meeting, proxy circular and statement as well as the form of proxy for the meeting.

We encourage all shareholders to be present at the meeting. Should you be unable to attend, please complete, date and sign the form of proxy and return it in the enclosed envelope. Even if you plan to attend the meeting, you can conveniently express your views in advance by returning a completed form of proxy.

We hope to see you at the meeting.

Sincerely,

/s/ David Goldman
David Goldman
Executive Chairman